

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 10, 2017

<u>Via E-mail</u>
Jean Hu
Chief Financial Officer
Marvell Technology Group Ltd.
Canon's Court
22 Victoria Street
Hamilton HM 12, Bermuda

> **Re:** **Marvell Technology Group Ltd.**
> **Form 10-K for the Fiscal Year Ended January 30, 2016**
> **Filed July 21, 2016**
> **File No. 000-30877**

Dear Ms. Hu:

We have reviewed your December 22, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2016 letter.

<u>Audit Committee Investigation, page 110</u>

1.   Please revise future filings as appropriate to disclose the substance of your response to prior comments 2 and 3. In particular, please revise to disclose and explain the extended payment terms transactions and how they differed from the pull-in transactions. Also, given your statement on page 2 of your response that the deferral provision of your revenue recognition policy was not consistent with GAAP, please tell us, and disclose in future filings as applicable, whether the deferral provision not being consistent with GAAP constituted a material weakness in your internal control over financial reporting and, if so, disclose what remediation efforts you have undertaken to ensure that your revenue recognition policies are consistent with GAAP.

You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Timothy Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Stewart McDowell, Esq.
        Gibson, Dunn & Crutcher LLP